February 5, 2020

To: All Canadian Securities Regulatory Authorities

Subject: Avricore Health Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

1	Meeting Type	Annual General and Special Meeting
2	Record Date for Notice of Meeting	February 27, 2020
3	Record Date for Voting (If Applicable)	February 27, 2020
4	Beneficial Ownership Determination Date	February 27, 2020
5	Meeting Date	April 2, 2020
6	Meeting Location	2300-1177 West Hastings St, Vancouver, BC, V6E 2K3
7	Voting Securities Details
	Description (Class)	Common
	ISIN / CUSIP	CA0545211090 / 054521109
8	Issuer sending proxy related materials directly to Non-Objecting Beneficial Owners (NOBO's)	NO
9	Issuer paying for delivery of Objecting Beneficial Owners (OBO's)	NO
10	Notice and Access
	Beneficial Holders	NO
	Registered Holders	NO

Sincerely,

“Kiki Smith”

___________________

Avricore Health Inc., CFO

AVRICORE HEALTH INC.

2300-1177 West Hastings St.

Vancouver BC V6E 2K3

T: 604-484-1229